UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days
- ☐ Form C-AR: Annual Report
- ☑ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer
Orthogonal Thinker, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of incorporation
December 21, 2016

Physical address of issuer
1214 South Kihei Rd. #424
Kihei, Hawaii 96753

Website of Issuer
http://orthogonalthinker.com

Current number of employees
3

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$5,278,527	$672,133
Cash & Cash Equivalents	$4,008,996	$46,961
Accounts Receivable	$0	$0
Short-term Debt	$20,107	$0
Long-term Debt	$5,855,249	$1,026,241
Revenues/Sales	$14,837	$147,556
Cost of Goods Sold	$8,801	$136,886
Taxes Paid	$0	$0
Net Income	$(704,649)	$(259,507)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulations Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersign.

/s/ Jason Hobson
Signature

Jason Hobson
Name

CEO & Director
Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Nikzad
Signature

David Nikzad
Name

President & Director
Title

/s/ Jason Hobson
Signature

Jason Hobson
Name

CEO & Director
Title

3

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial offer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Contents

SUMMARY 8

The Business 8

RISK FACTORS...9

Risks Related to the Company's Business and Industry 9

BUSINESS..13

Description of the Business 13

Business Plan 13

Competition..13

Intellectual Property..14

Governmental/Regulatory Approval and Compliance. 16

Litigation..16

DIRECTORS, OFFICERS, AND MANAGERS 16

CAPITALIZATION AND OWNERSHIP 17

Capitalization 17

Ownership 19

FINANCIAL INFORMATION 20

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF
INTEREST 20



June 16, 2020

ORTHOGONAL THINKER, INC.

ORTHOGONAL

The Right Idea

This Form C-AR/A (including the cover page and all exhibits attached hereto, the "**Form C-AR/A**") is being furnished by Orthogonal Thinker, Inc., a Delaware corporation (the "**Company**," as well as references to "**Orthogonal**," "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of updating the information about the Company and the Company's securities sold pursuant to Regulation Crowdfunding (the "**Securities**") as required by the U.S. Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annual and post the report on its website at www.orthogonalthinker.com no later than 120 days after the end of each fiscal year covered by the report. The company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227. 202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR/A is June 16, 2020.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL THE SEUCIRITIES. The statements of the Company contained herein are based on information

believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR/A.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projects relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it's not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR/A

The Company has been affected by the effects of COVID-19 and was unable to make a timely filing of this Form C-AR/A on April 29, 2020. Specifically, the Company's accountant was unable to prepare the Company's financials for 2019 on time due to being overrun by requests from other clients preparing loan and other applications. The Company is relying on the filing extension allowed by the SEC pursuant to the amendment to 17 CFR 227.101, effective March 30, 2020 (the "**Amendment**"). The Company has complied with the Amendment and notified its investors regarding the delay in filing from this Form C-AR/A by sending a notice.

For the reasons noted above, the Company's accountant was unable, as of the filing of this Form C-AR/A, to complete the audit of the Company's 2019 financial statements. Therefore, while this Form C-AR/A contains the Company's audited financial statements for 2017 and 2018, it only contains the Company's unaudited financial statements for 2019. The Company plans to amend this Form C-AR/A to provide the Company's audited 2019 financial statements as soon as possible, but no in event later than November 30, 2020.

You should rely on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of this Form C-AR, regardless of the time of delivery of this Form C-AR/A. Our business, financial condition, results of operation, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

The following summary is qualified in its entirely by more detailed information that may appear elsewhere in this Form C-AR/A and the exhibits hereto.

Orthogonal Thinker, Inc. is a Delaware corporation, incorporated on December 21, 2016.

The Company is located at 1214 South Kihei Rd. #424, Kihei, Hawaii 96753.

The Company's website is http://orthogonalthinker.com.

The Company conducts business primarily in the US.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks related to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

The Company has only recently commenced its planned principal operations.

The Company has only recently commenced its planned principal operations and has incurred net losses since inception. Orthogonal is primarily a research and development company, and, to date, the Company has not generated enough revenue to achieve profitability. The Company may never achieve or sustain profitability. In addition, the Company is expected to continue to incur net losses for the foreseeable future. This expected accumulated deficit will likely continue to increase as we focus on scaling the business and operations. These efforts to grow and sustain the Company may be more costly than expected and may not increase the revenue sufficiently to offset higher operating expenses. Prior losses and expected future losses have had and will continue to have an adverse effect on the Company's equity holders and working capital. The Company's failure to achieve and sustain profitability in the future would negatively affect the business, financial condition, results of operations, and cash flows, and could cause the market price of the Company's stock to decline. Orthogonal will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

The Company may face potential difficulties in obtaining capital.

The Company may have difficulty raising needed capital in the future. The Company may not be able to raise money as a result of, among other factors, the lack of sales from products or services, as well as the inherent business risks associated with the Company and present and future market conditions. Even if the Company generates revenue, future sources of revenue may not be enough to meet future capital requirements. The Company will require additional funds to execute its business strategy and/or conduct its operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of the research, development or commercialization programs, product launches or marketing efforts, or acquisition or joint-venture opportunities, any of which may materially harm the Company's operations, business, and financial condition. Additionally, to the extent that the Company raises additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that the Company will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness may result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact the Company's ability to conduct our business.

Related-Party Transactions

From time to time the Company may engage in transactions with related persons. These transactions may be effected on non-arm's length terms.

Investors may experience dilution.

The Company, for business purposes, may from time to time issue additional shares or securities, which may result in dilution of existing shareholders. The future issuances (including issuances for compensatory purposes) may result in economic dilution to existing holders.

The Company depends on a small management team.

The Company depends primarily on the skill and experience of David Nikzad and Jason Hobson, Nathan Sumbot, and Alexander Speiser. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

The Company is controlled by its officers and directors.

David Nikzad and Jason Hobson currently hold nearly all the Company's voting stock and will continue to hold nearly all the Company's voting stock.

For the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require the Company to hire additional personnel and will also require existing management personnel to develop additional expertise. The Company faces intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of intellectual property or product candidates. If the Company experiences difficulties in hiring and retaining personnel in key positions, it could suffer from delays in research and development, regulatory approval, product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. In addition, our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with such third parties that may limit their availability to the Company.

The development and commercialization of the Company's products are highly competitive.

The Company faces competition with respect to any products that we may seek to develop or commercialize in the future. These competitors include major companies worldwide. Many of the competitors have significantly greater financial, technical and human resources than the Company and may have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than we are to develop and commercialize products and services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage emerging companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, these competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products or services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We have a limited operating history in an evolving industry, which makes it difficult to accurately assess our future growth prospects.

Although we believe our management team has extensive industry and closely monitors changes in legislation, we also operate in an evolving industry that may not develop as expected. Furthermore, our operations continue to evolve under our business plan as we continually assess new strategic opportunities for our businesses within our industry and throughout the world. Assessing the prospects of our business is challenging considering both known and unknown risks and difficulties we may encounter.

Disruptions in the Capital Markets could adversely affect the Company's ongoing plans.

Disruptions in the capital markets as a result of uncertainty, changing or increased regulation, reduced alternative or failures of significant financial institutions could adversely affect the Company's future access to liquidity for the growth of its business. Any disruption could limit the Company's access to capital and raise its cost of capital to the extent available and require the Company to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding of the Company's business needs can be arranged. Such measures could include deferring capital expenditures, dividend payments or other discretionary uses of cash.

We may depend on third-party service providers and outsource providers for a variety of services and non-core functions and operations.

We may, as applicable, rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we or were not able to find alternate third-party providers, such an interruption could cause disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our or their ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in the inability to meet customer demand, damage our reputation and customer relationships and adversely affect business.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers or be subject to cost increases. As a result, the business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the United States or in other countries in which we may operate in the future may adversely impact the consolidated financial results. Because such declines in demand are difficult to predict, our products or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

We will depend, in part, upon the success of products that have not been developed, patented, or demonstrated any efficacy in clinical trials. If we are unable to generate revenues from such products, our ability to create stockholder value will be significantly limited.

We will develop product candidates that will need regulatory approval. We may not be successful in obtaining acceptance from the regulatory authorities to start our clinical trials. If we do not obtain such acceptance, the time in which we expect to commence clinical programs for any product candidate will be extended and such extension will increase our expenses and increase our need for additional capital. Moreover, there is no guarantee that any such clinical trials will be successful or that we will continue clinical development in support of an approval from the regulatory authorities for any indication. We note that most drug candidates never reach the clinical development stage and even those that do commence clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. Therefore, our business currently depends largely on the successful development, regulatory approval and commercialization of our product candidates, which may never occur.

The Company's Chief Executive Officer also works as a lawyer at a law firm.

The Company's Chief Executive Officer works as a lawyer at a law firm. Experienced attorneys who wear multiple hats might have a direct or indirect personal interest in a matter and may be more susceptible to creating conflicts. When conflicts arise, clients can sue for professional negligence or file complaints with regulators and state bar associations. In addition to direct costs including litigation expenses and damage awards, clients claims may include fiduciary duty claims seeking compensation.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privatelyheld (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

BUSINESS

Description of the Business

Orthogonal Thinker, Inc., incorporated in December 2016, is a multidimensional company focused on maintaining and developing a diverse and innovative product line aimed at the advancement of the health and well-being of humankind. The Company is led by a team of visionary entrepreneurs, and experienced operators. We also engage the expertise of specialists who apply the latest scientific knowledge and technology to research and develop our products. Recognizing the opportunities in these industries, we have invested capital to develop proprietary product formulations.

The Company's current strategy involves the development or acquisition of intellectual property through the development of its subsidiary, Ei.Ventures, Inc, a Delaware corporation ("**Ei.Ventures**"). Through Ei.Ventures, the Company intends to engage in the research and development of psychoactive compounds and nutritional alkaloids such as DEA-registered psilocybin-based products to deliver customized compounds and personalized formulas to better mental wellness. Ei.Ventures was founded on the belief that patients and, ultimately, consumers should have safe access and a reliable supple of quality-tested pure, precise, and predictable psychoactive products and nutritional alkaloids.

We believe that the Company will excel in generating value while mitigating risk through its diversification of its product lines as well as diversification in the firm's revenue structure. Orthogonal has an immediate focus on expanding and further diversifying its product portfolio to provide significant returns to its shareholders and to accelerate the Company's ability to reach economies within operations.

Business Plan

The Company plans to continue raising money, developing its intellectual property holdings, and hiring new personnel to help grow its business.

Competition

The Company faces competition with respect to any products that we may seek to develop or commercialize in the future. These competitors include major companies worldwide. Many of the competitors have significantly greater financial, technical and human resources than the Company and may have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than we are to develop and commercialize products and services. Our chief competitors includes companies such as Media Central Corporation, Mind Medicine, Johnson & Johnson, GW Pharmaceuticals, Champignon Brands, The Yield Growth Corp., Revive Therapeutics, Compass Pathways, ATAI Life Sciences.

Intellectual Property

The Company has filed the following trademark applications, which are currently pending with the U.S. Patent and Trademark Office:

Trademarks

Country	Mark	Application #	File Date	Goods/Services
USA (Federal)	PSILLY	88814693	Feb. 28, 2020	Class 14: Keychains Class 16: Stickers; bumper stickers; decals; magnetic decals Class 21: Glassware; beverage containers; coffee mugs Class 25: Apparel, namely, t-shirts, shirts, sweatshirts, shorts, board shorts, active wear, yoga shorts, yoga leggings, athletic tops, bikinis, swimsuits, headwear, hats, caps, beanies, footwear, sandals, flip flops, slides Class 29: Fruit-based spreads; nut-based spreads; vegetable-based spreads; fruit-based snack foods; nut-based snack foods; vegetable-based snack foods Class 35: Business counseling and advisory services in the fields of alternative healthy living, nutrition, lifestyle wellness, health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; providing business information in the fields of healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; providing a website featuring information in the fields of business marketing related to healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; promoting public awareness of practitioner standards and practices in the fields of alternative healthy living, nutrition, lifestyle wellness, health and healing, plant-based medicine, scientific

				research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development
				Class 41: Educational services, namely, providing conferences and workshops in the fields of organic farming, healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; providing of educational training in the fields of organic farming, healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; planning and conducting of teaching, seminars and workshops in the fields of organic farming, healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development; entertainment services, namely, providing a website featuring news, information, commentary, and multimedia content in the fields of organic farming, healthy living, nutrition, lifestyle wellness, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development
				Class 42: Scientific and technological services, namely, scientific research in the fields of the organic farming industry, alternative health and healing, plant-based medicine, biotechnology, nutraceutical research and development, and pharmaceutical research and development; scientific investigations for medical purposes in the fields of the organic farming industry, alternative health and healing, plant-based medicine, scientific research and development, biotechnology, nutraceutical research and development, and pharmaceutical research and development

USA (Federal)	PSILLY LIFE	88814694	Feb. 28, 2020	Class 14: Keychains
				Class 16: Stickers; bumper stickers; decals; magnetic decals
				Class 21: Glassware; beverage containers; coffee mugs
				Class 25: Apparel, namely, t-shirts, shirts, sweatshirts, shorts, board shorts, active wear, yoga shorts, yoga leggings, athletic tops, bikinis, swimsuits, headwear, hats, caps, beanies, footwear, sandals, flip flops, slides

The Company has filed the following provisional patent, which is currently pending with the U.S. Patent and Trademark Office:

Patent

Application or Registration #	File Date	Country
62/992263	March 20, 2020	USA

Governmental/Regulatory Approval and Compliance.

The Company is subject to and affected by laws and regulations of the U.S. federal, state, and local government authorities. These laws and regulations are subject to change.

Litigation.

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David Nikzad	President	President and Co-founder of Orthogonal Thinker, Inc. (December 2016 – Present). Responsibilities include determining the Company's strategy, budgeting, hiring, fundraising, marketing, and operations.	N/A

Jason Hobson	Chief Executive Officer	Partner at the law offices of Hobson Bernardino + Davis (December 2016 – Present). Co-founder of Orthogonal Thinker, Inc. (December 2016 – Present). Chief Executive Officer of Orthogonal Thinker, Inc. (January 2020 – Present). Responsibilities include determining the Company's strategy, budgeting, hiring, fundraising, marketing, and operations.	• California State University, Chico, B.S., 1996 • University of California, Hastings College of the Law, J.D., 1996 University of California, Los Angeles, MDE, 2011
Alex Speiser	Chief Operating Officer	Responsibilities include overseeing the operations of the Company to meet business goals and projects, assisting with fundraising needs, and contributing to strategy, and building key relationships.	• Wesleyan University, BA with Honors, 2013.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such persons, except in certain circumstances where a person is judged to be guilt of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees.

The Company currently employs three (3) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of Security	Common Stock
Amount outstanding/Face Value	4,770,000
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute, or qualify the Securities	N/A

Type of Security	Preferred Stock
Amount outstanding/Face Value	106,733
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute, or qualify the Securities	N/A

Type of Security	Crowd SAFE
Amount outstanding/Face Value	$376,948
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute, or qualify the Securities	N/A

Type of Security	Equity Incentive Plan – Employees and Advisors
Amount outstanding/Face Value	2,358,885
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute, or qualify the Securities	N/A

The Company has the following debt outstanding:

Type of Debt	Convertible Notes
Amount outstanding	$305,055
Interest Rate	1%
Other Material Terms	The issued notes include a valuation cap of $5,000,000.
Maturity Date	2/1/2021

Type of Debt	Convertible Notes
Amount outstanding	$88,611
Interest Rate	1%
Other Material Terms	The issued notes include a valuation cap of $8,300,000.
Maturity Date	2/1/2020

Type of Debt	Convertible Notes
Amount outstanding	$236,000
Interest Rate	1%
Other Material Terms	The issued notes include a valuation cap of $12,200,000.
Maturity Date	10/11/2021

Type of Debt	Convertible Notes
Amount outstanding	$475,030
Interest Rate	1%
Other Material Terms	The issued notes include a valuation cap of $12,200,000.
Maturity Date	4/1/2021

Type of Debt	Convertible Notes
Amount outstanding	$2,084,000
Interest Rate	1%
Other Material Terms	The applicable conversion price for the conversion will be equal to the lesser of (i) seventy percent (70.00%) of the price paid per share by the investors for the equity securities, or (ii) the valuation cap of $38,880,000.
Maturity Date	4/1/2021

Type of Debt	Convertible Note
Amount outstanding	$2,220,000
Interest Rate	1%
Other Material Terms	The issued note includes a valuation cap of $88,880,000.
Maturity Date	12/19/2021

Type of Debt	Convertible Note
Amount outstanding	$175,000
Interest Rate	1%
Other Material Terms	The issued note includes a valuation cap of $111,000,000.
Maturity Date	2/25/2023

The price of the securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Ownership

A majority of the Company is owned by David Nikzad and Jason Hobson.

Below the beneficial owners of 20% or more of the Company outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage Ownership
David Nikzad	Common Stock	91.54%

FINANCIAL INFORMATION

Please see the financial information attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted transactions with related persons. In exchange for the following investments, the Company has issued the convertible promissory notes to these persons: (i) David Nikzad has invested $44,500 in the Company; (ii) Jason Hobson has invested $25,000 in the Company; and (iii) Hobson PC, an entity affiliated with Jason Hobson, has invested $77,500 in the Company.

EXHIBIT A

Financials

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENTS CERTIFICATION

I, Jason Hobson, the Chief Executive Officer and Director of Orthogonal Thinker, Inc. (the "**Company**"), hereby certify that

1. The Company's financial statements for the periods ending December 31, 2019, included in this Form C-AR (the "**Financials**") are true and complete in all material respects;

2. The Financials reflect accurately the information that will be reported on our 2019 federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statements Certification has been executed as of June 16, 2020.

/s/ Jason Hobson
Name: Jason Hobson
Title: Chief Executive Officer, Director
Date: June 16, 2020